TRANSMEDICS GROUP, INC.

200 Minuteman Road

Andover, Massachusetts 01810

May 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Paul Fischer; Mary Beth Breslin

Re:	TransMedics Group, Inc. Registration Statement on Form S-3 (File No. 333-238052)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TransMedics Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-238052) (the “Registration Statement”), so that it will be declared effective at 4:30 p.m. Eastern Time on May 21, 2020, or as soon as possible thereafter. The Company hereby authorizes Tara Fisher, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Tara Fisher of Ropes & Gray LLP, counsel to the Company, at (617) 235-4824.

Very truly yours, TRANSMEDICS GROUP, INC.

By:	/s/ Stephen Gordon
Stephen Gordon Chief Financial Officer, Treasurer and Secretary